August 9, 2024

Susan Horvath
Chief Financial Officer, Treasurer and Secretary
Panbela Therapeutics, Inc.
712 Vista Blvd, #305
Waconia, Minnesota 55387

        Re: Panbela Therapeutics, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed March 26, 2024
            File No. 001-39468
Dear Susan Horvath:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences